UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-23877

(CHECK ONE):	[X ]Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended December 31, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  REGISTRANT INFORMATION

  Heritage Commerce Corp.

  Full Name of Registrant

  Former Name if Applicable

  Address of Principal Executive Office (Street and Number)

  150 Almaden Boulevard, San Jose, California 95113

  City, State and Zip Code

  RULES 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)

  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
  NARRATIVE

  State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   On March 15, 2005 the Company announced that management and the Board of Directors concluded that the Company's financial statements for the years ended December 31, 2002, December 31, 2003 and the first three quarters in 2004 ending March 31, June 30 and September 30, should no longer be relied upon and should be restated as a result in errors in accounting treatment. The Company is unable, without unreasonable effort and expense, to file its Annual Report on Form 10K for the year ended December 31, 2004 on a timely basis. The extension is requested in order to give management time to incorporate the correct accounting for the items that have lead to the restatements into the Form 10K and to give the Company's Audit Committee and the Company's independent registered public accounting firm time to review the filing.

  See the Registrant's Form 8-K filed March 15, 2005 and the information contained therein].

  (ATTACH EXTRA SHEETS IF NEEDED)

  OTHER INFORMATION
    Name and telephone number of person to contact in regard to this notification.

    Lawrence D. McGovern     408         &nb sp;947-6900
    (Name)     (Area Code)   (Telephone Number)

    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    [X] Yes [   ] No

    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Heritage Commerce Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 15, 2005

By: /s/ Lawrence D. McGovern
Name:  Lawrence D. McGovern
Title: Executive Vice President and Chief Financial Officer